Carbon Counts Tech PBC (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Carbon Counts Tech PBC
Balance Sheet

Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$97,506	$573,474
Accounts receivable		
Prepaid expenses and other assets	$24,874	$174,332
Total current assets	**$122,380**	**$747,806**
Property and equipment – net	$6,043	$8,434
Total assets	**$128,423**	**$756,240**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$27,458	$43,157
Accrued expenses	$235,432	$28,409
Deferred revenue and other liabilities		
Total current liabilities	**$262,890**	**$71,566**
Convertible notes (if any)		
Other long term liabilities	$300,000	
Total liabilities	**$562,890**	**$71,566**
Stockholders' Equity:		
Total value of common stock issued		
Total value of preferred stock issued		
SAFE – future equity obligation	$9,783,907	$8,275,000
Warrant Tokens	$2,500	$2,500
Additional paid-in capital		
Retained Earnings	-$7,592,828	-$4,037,204
Net Income	-$2,628,046	-$3,555,622
Total stockholders' equity:	**-$434,467**	**$684,674**
Total liabilities and stockholders' equity:	**$128,423**	**$756,240**

Carbon Counts Tech PBC
Income Statement

Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$8,153	$1,327
Cost of revenue	$0	$0
Gross profit/loss	$8,153	$1,327
Operating expenses	$2,740,769	$3,854,002
Operating profit/loss	-$2,732,615	-$3,852,676
Other income/expense	-$104,569	-$297,054
Net profit/loss	-$2,628,046	-$3,555,622

Carbon Counts Tech PBC
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	-$197,048	-$303,894
Cash flows from financing activities	$15,000	
Cash flows from investing activities		$225,000
Cash at beginning of period	$279,448	$652,367
Net increase/decrease in cash	-$182,048	-$78,894
Cash at the end of period	$97,400	$573,473

Carbon Counts Tech PBC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	$684,674	$2,975,296
Net profit/loss	-$2,628,046	-$3,555,622
Stock Issued	$0	$0
Preferred Stock Issued	$0	$0
Ending Balance	-$434,467	$684,674

Carbon Counts PBC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Carbon Counts PBC (the "Company") is a corporation organized on the 24th July of 2020, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.